   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------
                              GENZYME CORPORATION

             (Exact name of registrant as specified in its charter)

          MASSACHUSETTS                  06-1047163
  (State or other jurisdiction        (I.R.S. Employer
 incorporation or organization)    Identification Number)

               ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               PETER WIRTH, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500

          (Name and address, including zip code, of agent for service)

                                WITH COPIES TO:

                             PAUL M. KINSELLA, ESQ.
                               PALMER & DODGE LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 573-0100
                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
            TITLE OF EACH CLASS                  AMOUNT TO BE      OFFERING PRICES PER  AGGREGATE OFFERING        AMOUNT OF
       OF SECURITIES TO BE REGISTERED             REGISTERED              SHARE                PRICE          REGISTRATION FEE
Genzyme Biosurgery Division Common Stock,
  $0.01 par value per share                    48,076 shares(1)         $31.63(2)         $924,662.25(3)         $245.00(4)

(1) Represents the estimated maximum number of shares of Genzyme Biosurgery Division common stock of the Registrant ("Biosurgery Stock") to be issued upon the exercise of options by former employees and directors of Biomatrix, Inc. ("Biomatrix) following the completion of the merger of Biomatrix with and into a wholly-owned subsidiary of the Registrant (the "Merger") based on the issuance of one share of Biosurgery Stock for each share of common stock of Biomatrix that the options were exercisable for immediately before the completion of the Merger. Shares of Biosurgery Stock include associated purchase rights which shall be evidenced by certificates for shares of Biosurgery Stock and will automatically trade with such shares.

(2) Following the Merger, each holder of an option may purchase shares of Biosurgery Stock pursuant to the terms of its option agreement. The proposed maximum offering price per share reflects what will be the highest exercise price per share of Biosurgery Stock represented by the terms of the option agreements following the Merger.

(3) Since the shares of Biosurgery Stock issuable upon the exercise of the options following the Merger will have exercise prices ranging from approximately $18.07 to $31.63 per share of Biosurgery Stock, the proposed maximum aggregate offering price constitutes the maximum amount of proceeds receivable by the Registrant.

(4) Calculated pursuant to Rule 457(g) under the Securities Ac t of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

>THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 18, 2000

                                    GENZYME

                                 48,076 SHARES
                    GENZYME BIOSURGERY DIVISION COMMON STOCK

    We are registering a total of 48,076 shares of Genzyme Biosurgery Division common stock that are issuable upon the exercise of certain options that we assumed as part of our acquisition of Biomatrix, Inc. The exercise prices of the options we have assumed range from approximately $18.07 to $31.63 per share of Genzyme Biosurgery Division common stock. If all of these options are exercised in full, we will receive total cash proceeds of approximately $924,662.

    Genzyme Biosurgery Division common stock is one of Genzyme Corporation's three tracking stocks. It is quoted on the Nasdaq National Market under the
trading symbol "GZBX," and on December   , 2000 its closing price was $  per
share.

                            ------------------------

    INVESTING IN SHARES OF GENZYME BIOSURGERY DIVISION COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than date below.

               THE DATE OF THIS PROSPECTUS IS DECEMBER   , 2000.

   Genzyme Corporation - One Kendall Square, Cambridge, Massachusetts 02139 -
                                 (617) 252-7500

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Genzyme Corporation.........................................      2
Where You Can Find More Information.........................      2
Risk Factors................................................      4
Special Note Regarding Forward-Looking Statements...........     20
Plan of Distribution........................................     21
Use of Proceeds.............................................     21
Legal Matters...............................................     21
Experts.....................................................     21

NOTE REGARDING TRADEMARKS

Genzyme-Registered Trademark-, Cerezyme-Registered Trademark-,
Ceredase-Registered Trademark-, Sepra Film-Registered Trademark- and Carticel-Registered Trademark- are registered trademarks of Genzyme Corporation.

Fabrazyme-TM- is a trademark of Genzyme Corporation.

Genzyme-Registered Trademark- is a registered service mark of Genzyme
Corporation.

AVONEX-Registered Trademark- is a registered trademark of Biogen, Inc.

Renagel-Registered Trademark- is a registered trademark of GelTex
Pharmaceuticals, Inc.

Synvisc-Registered Trademark- and Hylaform-Registered Trademark- are registered trademarks of Genzyme Biosurgery Corporation.

NOTE REGARDING REFERENCES TO GENZYME DIVISIONS AND SERIES OF STOCK.

    Throughout this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its operating divisions taken as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation. In addition, we refer to our three operating divisions as follows:

    - Genzyme General Division = "Genzyme General;"

    - Genzyme Molecular Oncology Division = "Genzyme Molecular Oncology;" and

    - Genzyme Biosurgery Division = "Genzyme Biosurgery."

    We currently have three designated series of common stock. Each of these series is intended to reflect the value and track the performance of one of our divisions. We refer to each series of common stock as follows:

    - Genzyme General Division Common Stock = "Genzyme General Stock;"

    - Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock;" and

    - Genzyme Biosurgery Division Common Stock = "Biosurgery Stock."

                              GENZYME CORPORATION

    We are a biotechnology company that develops innovative products and services for major unmet medical needs. We were founded in 1981 and became a Massachusetts corporation in 1991. We currently have three operating divisions. We also have three series of common stock--or "tracking" stock--which are designed to reflect the value and track the financial performance of our operating divisions. Our three operating divisions are:

    - Genzyme General, which develops and markets therapeutic products and diagnostic products and services, with an emphasis on therapies for genetic diseases;

    - Genzyme Molecular Oncology, which develops cancer products, with a focus on cancer vaccines and angiogenisis inhibitors. It is shaping these new therapies through the integration of its genomics, gene discovery, cell therapy, gene therapy, small molecule drug discovery and protein therapeutic efforts; and

    - Genzyme Biosurgery, which develops and markets devices, biomaterials, biotherapeutics and other products for the orthopedic market and the cardiovascular, general and plastic surgery markets.

    We allocate all of our products, services, programs, assets and liabilities among our divisions for purposes of financial statement presentation; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

                      WHERE YOU CAN FIND MORE INFORMATION

    You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference rooms at the following locations:

Public Reference Room          New York Regional Office       Chicago Regional Office
450 Fifth Street, N.W.         7 World Trade Center           Citicorp Center
Room 1024                      Suite 1300                     500 West Madison Street
Washington, D.C. 20549         New York, NY 10048             Suite 1400
                                                              Chicago, IL 60661-2511

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning us may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later-filed documents incorporated by reference in this prospectus.

    This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about Genzyme that is not included in or delivered with this prospectus.

1. Annual Report on Form 10-K for the year ended December 31, 1999, as amended by amendments on Form 10-K/A filed with the SEC on June 28, 2000 and October 17, 2000;

2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, as amended on Form 10-Q/A filed with the SEC on October 17, 2000, June 30, 2000, as amended on Form 10-Q/A filed with the SEC on October 17, 2000 and September 30, 2000;

3.  Current Reports on Form 8-K filed with the SEC on January 10, 2000,
    March 15, 2000, March 23, 2000, June 30, 2000, July 14, 2000, July 19, 2000,
    September 12, 2000, September 13, 2000, November 20, 2000 and December [19], 2000;

4. The description of Genzyme Biosurgery Division Common Stock contained in our Registration Statement on Form 8-A/A filed with the SEC on December [19], 2000]; and

5. The description of Genzyme Biosurgery Stock purchase rights contained in our Registration Statement on Form 8-A/A filed with the SEC on December [19], 2000.

    We also incorporate by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that we terminate this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    You may request a copy of these filings and future filings, at no cost, by writing or telephoning us at the following address or number:

                              Shareholder Services
                              Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                (617) 252-7526.

                                  RISK FACTORS

    IF YOU PURCHASE SHARES OF BIOSURGERY STOCK, YOU WILL TAKE ON FINANCIAL RISK. IN DECIDING WHETHER TO INVEST, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED IN THIS PROSPECTUS.

                   RISKS RELATING TO GENZYME TRACKING STOCKS

    The following are risks related to owning shares of our tracking stock. You should consider carefully these risk factors before deciding whether to invest in our stock.

    THE HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT OTHER GENZYME DIVISIONS.

    None of our divisions are separate legal entities. Holders of Biosurgery Stock, together with holders of our other series of tracking stock, are stockholders of a single company and face all of the risks of an investment in Genzyme.

    For purposes of financial presentation, we allocate programs, products, assets and liabilities among our operating divisions. Genzyme Corporation, however, continues to own all of the assets and is responsible for all of the liabilities of each division. A holder of Biosurgery Stock, for example, does not have any specific rights to the assets allocated to Biosurgery in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. We encourage you to review our consolidated financial statements and the financial statements of Genzyme Biosurgery included in the reports that we file with the SEC.

    OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT HAVE AN UNEQUAL AND ADVERSE EFFECT ON ONE OR MORE SERIES OF OUR TRACKING STOCK.

    At times, the interests of the holders of the different series of our tracking stock may diverge or appear to diverge from each other. We are not aware of any legal precedent interpreting the fiduciary duties of the directors of a Massachusetts corporation in that situation. Recent cases in Delaware have established that a Delaware court will afford considerable deference to business decisions that are made in good faith by a disinterested and adequately informed board of directors even when those decisions involve disparate treatment of different series of tracking stock. These Delaware cases rely upon the premise that the board of directors owes its fiduciary duties to the corporation and all of its stockholders and does not owe separate duties to each class or series of stockholders. We do not know to what extent a Massachusetts court would be influenced by these Delaware decisions. If a Massachusetts court were to follow the reasoning in these Delaware cases, a Genzyme stockholder may not be able to successfully challenge an action by the board of directors that has a disadvantageous effect on a particular series of our tracking stock.

    MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

    A member of our board of directors may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board of directors could properly perform his or her fiduciary responsibilities to all of our stockholders even if his or her interests in shares of different series are disproportionate or of unequal values. Our board members may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board of directors.

    HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

    Holders of all series of our tracking stock generally vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our charter and the management and accounting policies adopted by our board of directors. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders.

    THE VOTES PER SHARE OF OUR TRACKING STOCKS ARE ADJUSTED EVERY TWO YEARS.

    Under our charter, Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other tracking stocks are adjusted every two years. Specifically, on January 1, 2001 and every second anniversary thereafter, the vote per share to which each outstanding tracking stock is entitled will be recalculated based on its fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At the time of an adjustment, the per share voting power of any Genzyme tracking stock relative to the other series of tracking stock could decrease materially. Additionally, during the intervening period between adjustments, the per share voting power of each tracking stock will remain the same even though its market price will fluctuate relative to, and could become materially greater than, the market prices of the other tracking stocks.

    THE LIQUIDATION RIGHTS FOR EACH SERIES OF TRACKING STOCK ARE NOT ADJUSTED TO REFLECT CHANGES IN THE MARKET VALUE OF THAT SERIES.

    If we dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock is as follows:

    - each share of Genzyme General Stock has 100 liquidation units;

    - each share of Molecular Oncology Stock has 25 liquidation units; and

    - each share of Biosurgery Stock has 50 liquidation units.

    Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets allocated to that division.

    OUR BOARD OF DIRECTORS MAY CHANGE ITS MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

    Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board of directors generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board of directors to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of our management and accounting policies, a copy of which is
attached as Exhibit   to our Current Report on Form 8-K that we filed with the
SEC on December [19], 2000.

    WE MAY ELIMINATE TRACKING STOCK IF A CORPORATE LEVEL TAX IS IMPOSED ON THE ISSUANCE OF TRACKING STOCK.

    In 1999, the Clinton Administration proposed tax legislation that would have imposed a corporate level tax on issuances of tracking stock. In 2000, the Clinton Administration proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a tracking stock exchange. Congress has not enacted either of these proposals into law. If these or similar proposals are enacted into law or effected through Treasury regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including Biosurgery Stock. Also, any use of our tracking stock to acquire other companies could result in a tax to us, the stockholders of the target company, or both. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of our board of directors for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or whether the Treasury Department will issue regulations effecting these or similar proposals.

    WE CANNOT ASSURE THAT OUR TRACKING STOCKS WILL "TRACK" THE PERFORMANCE OF THE CORRESPONDING DIVISION.

    Although we have attempted to design our tracking stocks to "track" the performance of their corresponding divisions, we cannot assure that the market prices of these stocks will indeed reflect that performance. The market may assign values to a tracking stock that are based on factors other than a corresponding division's reported financial performance. For instance, we cannot be certain what, if any, valuation the market might place on the mandatory and optional exchange features or the differing voting rights and liquidation units of the tracking stocks. In addition, as discussed above under the subheading "--THE HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT OTHER GENZYME DIVISIONS," financial developments in one division, particularly if significant and/or adverse, may affect other divisions.

                      RISKS RELATED TO GENZYME BIOSURGERY

    Biosurgery Stock is intended to track the value and reflect the performance of Genzyme Biosurgery. Accordingly, you should carefully consider the following factors affecting the business of Genzyme Biosurgery.

    A FAILURE TO INCREASE SALES OF SYNVISC COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF BIOSURGERY STOCK.

    Genzyme Biosurgery will generate a substantial portion of its product revenues from sales of Synvisc, a product for treatment of osteoarthritis of the knee. Genzyme Biosurgery began marketing Synvisc in 1993. Net product sales of Synvisc totaled $68.3 million for the year ended December 31, 1999, which represented approximately [32]% of Genzyme Biosurgery's total revenues for 1999.

    Failure to achieve sales growth for Synvisc may cause the value of Biosurgery Stock to decline. Revenues from Synvisc could be impacted negatively if competitive treatments for osteoarthritis of the knee are deemed more efficacious or cost effective. Some companies are developing competitive products, and other companies may do so in the future.

    The commercial success of Synvisc also will depend on many other factors, including the following:

    - THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

      Many third party payers in the United States and abroad cover Synvisc. Genzyme Biosurgery will continue to discuss reimbursement for Synvisc with European government agencies. We cannot guarantee that any third party payers will continue to cover Synvisc or that additional third party payers will begin to provide reimbursement.

    - CONTINUED RELATIONS WITH MARKETING PARTNERS.

      Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners cease to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

    THE COMMERCIAL SUCCESS OF GENZYME BIOSURGERY'S PRODUCT, CARTICEL CHONDROCYTES, IS UNCERTAIN.

    Carticel cartilage repair is a service used to treat knee cartilage damage. This service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel chondrocytes accounted for approximately [7.0]% of Genzyme Biosurgery's total revenue during 1999. The commercial success of Carticel chondrocytes will depend on many factors, including the following:

    - POSITIVE RESULTS FROM POST-MARKETING STUDIES.

      We have agreed with the FDA to conduct two post-marketing studies to confirm the effectiveness of Carticel chondrocytes. The first study compares clinical outcomes of patients in Genzyme Biosurgery's registry who did not respond to treatment before being implanted with Carticel chondrocytes. This study will measure outcomes before and after implantation with Carticel chondrocytes. The second study compares the long-term clinical effects of treatment with Carticel chondrocytes to other available treatments. If these studies demonstrate that treatment with Carticel chondrocytes is not superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel chondrocytes. If Genzyme Biosurgery cannot market Carticel chondrocytes in the U.S., its financial results may be negatively impacted.

    - FDA APPROVAL OF RELATED DEVICE.

      Genzyme Biosurgery has developed a device to improve the procedure for implanting Carticel chondrocytes and plans to file for marketing approval with the FDA. We believe Genzyme Biosurgery will begin marketing this device in [2000]. However, we cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel chondrocytes, or that this device will gain commercial acceptance.

    - THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

      Since the FDA approved Carticel chondrocytes, we have seen a substantial increase in the number of third party payers who cover it. Some third party payers, however, do not cover Carticel chondrocytes. We cannot guarantee that any third party payers will continue to cover it or that additional third party payers will begin to provide reimbursement.

      Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of treatments. One independent association that conducts evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined that its Technology Assessment Committee does not believe that Carticel chondrocytes meets all of its published criteria for new treatments. We believe that Carticel chondrocytes does in fact meet all of these criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the U.S., this ruling has restricted our access to a substantial portion of the market for Carticel chondrocytes.

    - THE SUCCESS OF COMPETITIVE PRODUCTS.

      The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing Carticel chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Biosurgery's results of operations would be negatively impacted. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel chondrocytes.

    - MARKET ACCEPTANCE BY ORTHOPEDIC SURGEONS.

      We are marketing Carticel chondrocytes to orthopedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate Carticel chondrocytes into their practice to make it commercially successful.

    - FLUCTUATING REVENUES DUE TO SEASONAL FACTORS.

      We expect that the revenues from the sale of the Carticel chondrocytes will fluctuate based on Genzyme Biosurgery's success in penetrating the market, the availability of competitive procedures and the availability of third party reimbursement. We cannot predict the timing or magnitude of these fluctuations. Furthermore, we expect that revenues from Carticel chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

    - RELIANCE ON KEY COLLABORATORS.

      Carticel chondrocytes were developed based on the work of a group of Swedish physicians. Genzyme Biosurgery had consulting agreements with the two leaders of that group. These agreements, however, expired in 1998, and Genzyme Biosurgery is currently negotiating renewals of these agreements. Pending these negotiations, these physicians are continuing to advise Genzyme Biosurgery on the commercialization and further development of Carticel chondrocytes. We cannot guarantee that the two physicians will sign a new contract or continue to advise Genzyme Biosurgery.

    In addition, individuals who are familiar with the know-how underlying Carticel chondrocytes through their association with these physicians may disclose the information to our competitors. This event could have an adverse effect on Genzyme Biosurgery's results of operations.

    Genzyme Biosurgery [will have] a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians who lead the group that developed Carticel chondrocytes. The purpose of the agreement is to conduct additional research on Carticel chondrocytes. The agreement [will prohibit] members of the research team from disclosing any information relating to Genzyme Biosurgery or its business that they acquire in connection with their work under the agreement. The agreement also [will state] that all inventions that the members conceive or reduce to practice during the course of the research program will be Genzyme Biosurgery's property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.

    GENZYME BIOSURGERY WILL DEVOTE SIGNIFICANT RESOURCES TO DEVELOP NOVEL PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

    Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Sepra Film bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

    We cannot guarantee that either Genzyme Biosurgery's efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

    ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME BIOSURGERY'S GENE THERAPY PRODUCTS.

    The recent death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products. As a result of the death, the U.S. Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health, has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted.

    The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

    BECAUSE GENZYME BIOSURGERY WILL HAVE SIGNIFICANT FIXED PAYMENTS, IT MAY NEED TO DEVOTE A SUBSTANTIAL PORTION OF ITS CASH FLOW TO MAKE THE PAYMENTS AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE DEBT PAYMENTS AND OPERATE ITS BUSINESS.

    We have incurred approximately $[200] million in long-term debt to finance the cash costs of our acquisition of Biomatrix. Although we have allocated this debt to Genzyme Biosurgery, it will remain a liability of the corporation as a whole. Genzyme Biosurgery will use a large part of its cash flow from operations to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to allocate additional borrowings

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
to Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

    In addition to amounts that were borrowed to finance the acquisition of Biomatrix, our significant cash obligations allocated to Genzyme Biosurgery include the following:

    - PURCHASE OF LIMITED PARTNERSHIP INTERESTS.

      In 1989, we organized Genzyme Development Partners, L.P., a special purpose research and development entity. We transferred to the partnership technology and commercial rights to the Sepra products and entered into a joint venture with the partnership to develop and commercialize the Sepra products in the U.S. and Canada. During November 2000, Genzyme Biosurgery exercised its option to purchase the Class A limited partnership interests in the partnership for an advance payment of approximately $26 million in cash, payable during January 2001, plus continuing royalties based on certain sales of the Sepra products.

    - CONTINGENT PAYMENT TO GENZYME GENERAL.

      In 1999, Genzyme Biosurgery received $25 million in cash from Genzyme General in connection with the transfer to Genzyme General of our interest in Genzyme Biosurgery's joint venture with Diacrin, Inc. If the joint venture does not initiate a Phase III clinical trial of NeuroCell-PD by June 30, 2001, Genzyme Biosurgery will be required to repay Genzyme General $20 million plus accrued interest at 13.5% per year. Genzyme Biosurgery, may repay this amount in cash, Biosurgery designated shares, or a combination of both, at its option. If these milestones are not achieved, and Genzyme Biosurgery elects to repay Genzyme General in cash, Genzyme Biosurgery's cash reserves will be diminished. If Genzyme Biosurgery elects to repay Genzyme General in shares of Biosurgery designated shares, this would dilute the rights of the holders of Biosurgery Stock and could adversely affect the market price of Biosurgery Stock.

    - CONVERTIBLE NOTE.

      As part of our acquisition of Biomatrix, Genzyme Biosurgery assumed the outstanding 6.9% Convertible Subordinated Note due May 14, 2003 in favor of UBS Warburg LLC. At September 30, 2000, $10 million of the principal amount of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

   GENZYME BIOSURGERY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

    Genzyme Biosurgery was formed in December 2000 from the combination of two of our prior operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, and Biomatrix. Neither Genzyme Surgical Products nor Genzyme Tissue Repair had ever operated profitably during their existence. Genzyme Biosurgery expects to have operating losses before amortization of intangibles and goodwill through at least the second quarter of 2001 as it combines the operations of Genzyme Surgical Products, Genzyme Tissue Repair and Biomatrix, and as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth. If Genzyme Biosurgery cannot manage growth effectively, it may not become profitable.

    IF GENZYME BIOSURGERY FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Biosurgery's current cash resources, together with revenues generated from products sales, will be sufficient to fund its operations through at least 2001.

    Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

    - ability to become profitable;

    - results of research and development efforts and clinical testing;

    - ability to establish strategic alliances and licensing arrangements for research and development programs;

    - achievement of milestones under strategic alliances;

    - ability to establish and maintain additional distribution arrangements;

    - cost of protecting its intellectual property rights;

    - market's acceptance of novel approaches and therapies;

    - development of competing products; and

    - ability to satisfy regulatory requirements of the FDA and other government authorities.

    Genzyme Biosurgery may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Biosurgery will be able to obtain additional financing or find it on favorable terms. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Biosurgery may also have to give third parties rights to attempt to commercialize technologies or products that it would otherwise have sought to commercialize itself. See the discussion above under the subheading "--BECAUSE GENZYME BIOSURGERY WILL HAVE SIGNIFICANT FIXED PAYMENTS, IT MAY NEED TO DEVOTE A SUBSTANTIAL PORTION OF ITS CASH FLOW TO MAKE THE PAYMENTS AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE DEBT PAYMENTS AND OPERATE ITS BUSINESS" above.

    CHANGES IN GENZYME BIOSURGERY'S MANUFACTURING CAPABILITIES COULD SIGNIFICANTLY REDUCE ITS ABILITY TO DELIVER ITS PRODUCTS.

    Genzyme Biosurgery produces a wide variety of products and services and its manufacturing processes are highly complex and are regulated by the government. Genzyme Biosurgery is seeking to achieve synergies among the manufacturing capabilities that it acquired from Genzyme Tissue Repair, Genzyme Surgical Products and Biomatrix when it was formed in December 2000. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future and achieving these synergies. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations, and financial condition.

    COMPETITION FROM OTHER MEDICAL DEVICE AND TECHNOLOGY COMPANIES COULD HURT GENZYME BIOSURGERY'S PERFORMANCE.

    The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

    - Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular chest drainage and fluid management market;

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
    - The Ethicon division of Johnson & Johnson Ltd. and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;

    - CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

    - Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market;

    - Karl Storz Endoscopy America, Inc., Scanlan International, Inc., Pilling Weck Surgical Instruments and the Codman division of Johnson &
      Johnson Ltd. in the reusable instruments market; and

    - Fidia S.p.A., Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc. and Zimmer, Inc., and Seikagiku Corporation and Smith & Nephew in the viscosupplementation products market.

    These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Biosurgery. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

    THE TREND TOWARD CONSOLIDATION IN THE SURGICAL DEVICES INDUSTRY MAY ADVERSELY AFFECT GENZYME BIOSURGERY'S ABILITY TO MARKET SUCCESSFULLY ITS PRODUCTS TO SOME SIGNIFICANT PURCHASERS.

    The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer a more comprehensive product line to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that Genzyme Biosurgery will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of Genzyme Biosurgery's products.

    IF GENZYME BIOSURGERY CANNOT MAINTAIN OR REPLACE ITS EXISTING MARKETING PARTNERS, THERE MAY BE DISRUPTIONS IN SALES ASSOCIATED WITH RESTRUCTURING ITS DISTRIBUTION ARRANGEMENTS.

    Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing some of its products, including Synvisc and Hylaform. As a result, Genzyme Biosurgery will depend on these marketing partners for sales of its products in countries in which it will have marketing and distribution agreements. It is possible that Genzyme Biosurgery will not be able to maintain or replace these marketing partners or replace them following termination of the related agreements. If this happens, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

    GENZYME BIOSURGERY FACES LITIGATION THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the United States District Court for the District of New Jersey against Biomatrix and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information related to Synvisc during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Exchange Act and Rule 10b-5 promulgated under that Act. As part of our acquisition of Biomatrix, Genzyme Biosurgery

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
succeeded to these lawsuits. We disagree with the claims brought in these lawsuits and believe that information related to Synvisc was properly disclosed. We intend to defend these actions vigorously. However, we can give no assurance as to the outcome of the matters. It is possible that we may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of the outcome of the actions, these actions may cause a diversion of Genzyme Biosurgery's management time and attention. Under Biomatrix' charter, officers and directors of Biomatrix were entitled to indemnification for these types of claims from Biomatrix to the full extent permitted by Delaware law, and as part of our acquisition of Biomatrix, Genzyme Biosurgery agreed to honor these indemnification obligations of Biomatrix.

                           RISKS RELATING TO GENZYME

    The following risk factors relate to us generally and affect all of our divisions, including Genzyme Biosurgery. Holders of Biosurgery Stock are stockholders of Genzyme and are, therefore, subject to all of our risks and uncertainties, not just those of Genzyme Biosurgery. Liabilities or contingencies of our divisions other than Genzyme Biosurgery that affect our resources or financial condition could affect the financial condition or results of operations of Genzyme Biosurgery. Therefore, you should consider carefully these risk factors before investing in our stock.

    GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

    Our success will depend on our ability to satisfy regulatory requirements. We may not receive the required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like us can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

    - issuing warning letters;

    - issuing fines and other civil penalties;

    - suspending regulatory approvals;

    - refusing approval of pending applications or supplements to approved applications;

    - suspending product sales in the United States and/or exports from the United States;

    - recalling products; and

    - seizing products.

    Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

    LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

    The FDA has designated some of our products, including Cerezyme enzyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, Cerezyme enzyme, as well as any other drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act, will face increased competition which may decrease the amount of revenue we receive from these products.

    In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

    - the pricing of therapeutic products and medical devices in the United States or internationally; and

    - the amount of reimbursement available from governmental agencies or other third-party payers.

    If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

    THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, AND WE MAY BE UNABLE TO COMMERCIALIZE ANY OF THE PRODUCTS WE ARE CURRENTLY DEVELOPING.

    Before we can commercialize our development-stage products, we will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

    This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

    - failure of the product in preclinical studies;

    - clinical trial data that is insufficient to support the safety or effectiveness of the product; or

    - our failure to obtain the required regulatory approvals.

    For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

    ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

    - regulation by the FDA and other government authorities;

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of our sales force;

    - the effectiveness of our production and marketing capabilities;

    - the success of competitive products; and

    - the availability and extent of reimbursement from third-party payers.

    If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

    WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

    As of September 30, 2000, we had approximately $808.3 million in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities.

    Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities and staff;

    - working capital; and

    - strategic business initiatives.

    In addition, we expect to pay:

    - approximately $245.0 million in cash to stockholders of Biomatrix in connection with our acquisition of that company during December 2000;

    - approximately $509.4 million in cash to stockholders of GelTex Pharmaceuticals in connection with our acquisition of that company during December 2000; and

    - approximately $26.0 million in cash to the limited partners of Genzyme Development Partners, L.P. in connection with our acquisition of the limited partnership interests in that partnership.

    We will further reduce available cash reserves to pay principal and interest on the following debt:

    - In May 1998, we issued $250.0 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5 1/4% and mature on June 1, 2005. However, the holders of these notes may exchange principal on the notes for shares of Genzyme General Stock, Molecular Oncology Stock and Biosurgery Stock.

    - [As of December   , 2000, we owed approximately $      million under a
      revolving credit facility with a group of commercial banks. We have
      allocated to Genzyme General $      million of this amount, which
      represents additional funds borrowed to finance a portion of the cash consideration for our acquisition of GelTex Pharmaceuticals and we have
      allocated to Genzyme Biosurgery $      million of this amount, which
      represents $18.0 million originally allocated to Genzyme Tissue Repair and $ million which represents additional funds borrowed to finance a portion of the cash consideration for our acquisition of Biomatrix. Amounts
      borrowed under this revolving credit facility bear interest at       . We
      must repay all borrowings under this facility by             .]

    - In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of Genzyme General Stock.

    If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished. To satisfy these and other commitments, we will have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

    WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain these protections we may not be able to prevent third parties from using our proprietary rights.

    Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

    The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

    We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

   WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

   WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce our patent rights or to determine the scope and validity of third-party proprietary rights. For example, we filed a lawsuit on July 25, 2000 seeking injunctive relief and damages against Transkaryotic Therapies, Inc. in the U.S. District Court in Wilmington, Delaware for patent infringement resulting from Transkaryotic Therapies' manufacture and use of Replagal, its replacement therapy for Fabry disease. The suit alleges infringement of U.S. Patent No. 5,356,804, which we exclusively licensed from Mount Sinai School of Medicine. The patent is directed to methods of making alpha-galactosidase in mammalian cells, as well as the genetically-engineered cells themselves. On September 19, 2000, Transkaryotic Therapies filed a lawsuit against us and Mount Sinai School of Medicine in the U.S. District Court in Boston, Massachusetts seeking declaratory judgments that the manufacture, use and sale of Replagal does not infringe the patent we license from Mount Sinai and that the Mount Sinai patent is invalid.

    The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail, we or our strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;

    - obtain a license in order to continue manufacturing or marketing the affected products or services; or

    - compete in the market with a substantially similar product.

    Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations. In addition, a court may require us to pay expenses or damages and litigation could disrupt our commercial activities.

    WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management's time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for our products and services; and

    - injury to our reputation.

   OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING POSITION.

    The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we do.

    Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc., for example, submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

   IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

   IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of our revenue comes from payments by third-party payers, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payers are increasingly attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payers; and

    - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

    Government and other third-party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results.

    In addition, third-party payers may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

   CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Our international operations accounted for 41% of our consolidated revenues for each of the years ended December 31, 1999 and 1998 and 37% of our consolidated revenues in 1997, and we expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of governmental controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

   SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

In addition, our board of directors may, in its sole discretion:

    - exchange shares of Molecular Oncology Stock or Biosurgery Stock, for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

    Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

   CONTRACT MANUFACTURERS, SUPPLIERS AND LICENSORS MAY TERMINATE THEIR ARRANGEMENTS WITH GELTEX PHARMACEUTICALS, INC. OR DEMAND NEW ARRANGEMENTS AS A RESULT OF OUR ACQUISITION OF GELTEX PHARMACEUTICALS, INC.

    On December 14, 2000, we completed our acquisition of GelTex Pharmaceuticals, Inc. GelTex Pharmaceuticals is now a wholly-owned subsidiary of ours and GelTex Pharmaceuticals' contract manufacturers, suppliers and licensors are indirectly our contract manufacturers, suppliers and licensors. For competitive or other reasons, some of these entities may choose to terminate their arrangements with GelTex Pharmaceuticals rather than conduct business with us. Alternatively, they may demand new arrangements with us. If we are unable to maintain relationships on favorable terms with some or all of these contract manufacturers, suppliers or licensors, our future results may be negatively impacted.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements about our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing products, future success of development-stage products, plans and objectives of management and other matters. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the information set forth under the heading "RISK FACTORS" beginning on page 4.

    Words such as "estimate," "project," "plan," "intend," "expect," "believe," "anticipate," "should," "may," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference.

    You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                              PLAN OF DISTRIBUTION

    In connection with our acquisition of Biomatrix, Inc., and pursuant to the Agreement and Plan of Merger by and among us, Biomatrix and Seagull Merger Corporation, a wholly-owned subsidiary of ours, dated as of March 6, 2000, as amended, we have agreed to assume the outstanding options of Biomatrix, including options granted to former employees of Biomatrix pursuant to stock option plans maintained by Biomatrix.

    On December [18], 2000, our acquisition of Biomatrix became effective, with Biomatrix becoming a wholly-owned subsidiary of ours, renamed Genzyme Biosurgery Corporation, and each outstanding option of Biomatrix was converted into the right to purchase shares of Biosurgery Stock. This prospectus covers the shares of Biosurgery Stock that are issuable upon exercise of options granted to former employees of Biomatrix pursuant to stock option plans maintained by Biomatrix. We are offering these shares of Biosurgery Stock directly to the holders of these options according to the terms of their option agreements. We are not using an underwriter in connection with this offering. These shares will be listed for trading on the Nasdaq National Market.

    In order to facilitate the exercise of the options, we will furnish, at our expense, such reasonable number of copies of this prospectus to each recordholder of options as the holder may request, together with instructions that such copies be delivered to the beneficial owners of these options.

    The exercise price and other terms of the options assumed were determined by the board of directors or a committee of the board of directors of Biomatrix. These options shall continue to have, and be subject to, the same terms and conditions that were in effect immediately before our acquisition of Biomatrix became effective, except that these options are now exercisable for shares of Biosurgery Stock. Accordingly, these terms and conditions may not necessarily bear any relationship to our assets or results of operations.

    This prospectus forms a part of a registration statement that we have filed with the Securities and Exchange Commission. We will bear the expenses of preparing and filing the registration statement and currently estimate that the total amount of these expenses will be approximately $4,500.

                                USE OF PROCEEDS

    The exercise prices of the options granted to former employees of Biomatrix range from approximately $18.07 to $31.63 per share of Biosurgery Stock. If all of these options were exercised in full, we would issue approximately 48,076 shares of Biosurgery Stock for total cash proceeds of approximately $924,662. We currently intend to use the net proceeds from any exercises of these options for working capital and general corporate purposes.

                                 LEGAL MATTERS

    The validity of the shares offered by this prospectus will be pass upon by Palmer & Dodge LLP, Boston, Massachusetts.

                                    EXPERTS

                      [Language to provided by amendment.]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses to be borne by Genzyme in connection with the registration of the Genzyme Biosurgery Division Common Stock are estimated as follows:

SEC Registration Fee........................................  $   245

Printing and engraving expenses.............................  $ 1,000

Accounting fees and expenses................................  $ 1,000

Legal fees and expenses.....................................  $ 2,000

Miscellaneous expenses......................................  $   255
                                                              -------

    Total...................................................  $ 4,500
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's amended and restated articles of organization, by-laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

    Article VI of Genzyme's by-laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his or her own conduct); PROVIDED that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Genzyme or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan; and PROVIDED, FURTHER, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by Genzyme, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

    The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

    Genzyme also has in place agreements with its officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's by-laws.

    Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unauthorized distributions and loans to insiders, and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Amended and Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16. EXHIBITS

    See Exhibit Index immediately following the signature page.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, as of December 18, 2000.

                                                       GENZYME CORPORATION

                                                       By:             /s/ MICHAEL S. WYZGA
                                                            -----------------------------------------
                                                                         Michael S. Wyzga
                                                                    SENIOR VICE PRESIDENT AND
                                                                     CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    We, the undersigned officers and directors of Genzyme Corporation, hereby severally constitute and appoint Henri A. Termeer, Michael S. Wyzga, Evan M. Lebson and Peter Wirth, and each of them singly, our true and lawful attorneys-in-fact, with full power to them in any and all capacities, to sign any and all amendments to this registration statement on Form S-3 (including any pre-and post-effective amendments thereto), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and as of the dates indicated.

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                /s/ HENRI A. TERMEER
     -------------------------------------------       Principal Executive Officer  December 18, 2000
                  Henri A. Termeer                       and Director

                /s/ MICHAEL S. WYZGA
     -------------------------------------------       Principal Financial and      December 18, 2000
                  Michael S. Wyzga                       Accounting Officer

         /s/ CONSTANTINE E. ANAGNOSTOPOULOS
     -------------------------------------------       Director                     December 18, 2000
           Constantine E. Anagnostopoulos

              /s/ DOUGLAS A. BERTHIAUME
     -------------------------------------------       Director                     December 18, 2000
                Douglas A. Berthiaume

                 /s/ HENRY E. BLAIR
     -------------------------------------------       Director                     December 18, 2000
                   Henry E. Blair

               /s/ ROBERT J. CARPENTER
     -------------------------------------------       Director                     December 18, 2000
                 Robert J. Carpenter

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                /s/ CHARLES L. COONEY
     -------------------------------------------       Director                     December 18, 2000
                  Charles L. Cooney

                 /s/ VICTOR J. DZAU
     -------------------------------------------       Director                     December 18, 2000
                   Victor J. Dzau

                                 EXHIBIT INDEX

EXHIBIT
NO.                                             DESCRIPTION
-------                                         -----------
         4.1            Amended and Restated Articles of Organization of Genzyme, as
                          amended. Filed as Exhibit 1 to Genzyme's Current Report on
                          Form 8-K filed with the Commission on June 30, 2000, and
                          incorporated herein by reference.

         4.2            By-laws of Genzyme, as amended. Filed as Exhibit 3.2 to
                          Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.

         4.3            Indenture, dated as of May 22, 1998, between Genzyme and
                          State Street Bank and Trust Company, as Trustee, including the form of Note. Filed as Exhibit 4.3 to Genzyme's
                          Registration Statement on Form S-3 (File No. 333-59513)
                          and incorporated herein by reference.

         4.4            Registration Rights Agreement, dated as of May 19, 1998,
                          among Genzyme, Credit Suisse First Boston Corporation,
                          Goldman, Sachs & Co. and Cowen & Company. Filed as Exhibit
                          4.4 to Genzyme's Registration Statement on Form S-3 (File
                          No. 333-59513) and incorporated herein by reference.

         4.5            Purchase Agreement, dated as of May 19, 1998, among Genzyme,
                          Credit Suisse First Boston Corporation, Goldman, Sachs &
                          Co. and Cowen & Company. Filed as Exhibit 4.5 to Genzyme's
                          Registration Statement on Form S-3 (File No. 333-59513)
                          and incorporated herein by reference.

         4.6            Amended and Restated Renewed Rights Agreement dated as of
                          June 10, 1999 between Genzyme and American Stock Transfer
                          and Trust Company. Filed as Exhibit 4 to Amendment No. 1
                          to Genzyme's Registration Statement on Form 8-A dated June
                          11, 1999, and incorporated herein by reference.

         4.7            Warrant issued to Richard Warren, Ph.D. Filed as Exhibit 4 to the Current Report on Form 8-K of IG Laboratories, Inc.
                          dated October 11, 1990 (File No. 0-18439), and
                          incorporated herein by reference.

         4.8            Form of Genzyme General Division Convertible Debenture dated
                          August 29, 1998, including a schedule with respect thereto filed pursuant to Instruction 2 to Item 601 of Regulation
                          S-K. Filed as Exhibit 4.15 to Genzyme's Registration
                          Statement on Form S-3 (File No. 333-64901) and
                          incorporated herein by reference.

         4.9            Registration Rights Agreement dated as of August 29, 1997 by and among Genzyme and the entities listed on the signature pages thereto. Filed as Exhibit 10.8 to Genzyme's
                          Quarterly Report on Form 10-Q for the quarter ended
                          September 30, 1997, and incorporated herein by reference.

         4.10           Warrant Agreement between Genzyme and Comdisco, Inc. Filed as Exhibit 10.22 to a General Form for Registration on Form 10 of PharmaGenics, Inc. (File No. 0-20138), and incorporated herein by reference.

         5              Opinion of Palmer & Dodge LLP. To be filed by amendment.

        23.1            Consent of PricewaterhouseCoopers LLP, independent
                          accountants to Genzyme. To be filed by amendment.

        23.2            Consent of Palmer & Dodge LLP (contained in Exhibit 5
                          hereto).

        24              Power of Attorney (included on signature page).